S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  3-06

              January 16, 2006

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 3,610,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.  Finders fees or other compensation may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

“Jeffrey Dahl ”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.